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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                          KRUPP REALTY FUND, LTD. - III
                              (Name of the Issuer)

                           ---------------------------

                          KRUPP REALTY FUND, LTD. - III
                        KRF3 ACQUISITION COMPANY, L.L.C.
                               KRF COMPANY, L.L.C.
                   THE KRUPP FAMILY LIMITED PARTNERSHIP - 94
                             THE KRUPP CORPORATION
                   THE KRUPP COMPANY LIMITED PARTNERSHIP - II
                                  DOUGLAS KRUPP
                                  GEORGE KRUPP
                       (Name of Persons Filing Statement)

                           ---------------------------

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                           ---------------------------

                                   501128 10 2
                      (CUSIP Number of Class of Securities)

                           ---------------------------


                            SCOTT D. SPELFOGEL, ESQ.
                              THE BERKSHIRE GROUP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 574-8385

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           ---------------------------

                                 WITH COPIES TO:

                              JAMES M. DUBIN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|   The filing of a registration statement under the Securities Act of
         1933.
c. |_|   A tender offer.
d. |_|   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

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


         This Rule 13E-3 Transaction Statement (the "Statement") is being filed by Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership"), KRF3 Acquisition Company, L.L.C., a Delaware limited liability company ("KRF3" or the "Purchaser"), KRF Company, L.L.C., a Delaware limited liability company and KRF3's sole member (the "Parent"), The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership and the Parent's sole member (the "Family Partnership"), The Krupp Corporation, a Massachusetts corporation ("Krupp Corp"), The Krupp Company Limited Partnership - II, a Massachusetts limited partnership (together with Krupp Corp, the "General Partners"), Douglas Krupp and George Krupp with respect to the investor limited partnership interests ("Units") of the Partnership that is subject to a Rule 13e-3 transaction. The General Partners are submitting to Unit holders a proposal to approve (a) a merger agreement under which (1) KRF3 will merge with and into the Partnership and
(2) each Unit holder other than certain Unit holders who have agreed to reinvest their Units in KRF3 will receive $600 in cash for each outstanding Unit that the Unit holder owns immediately before the effective time of the merger and (b) an amendment to the Partnership's partnership agreement allowing the Partnership to enter into the merger agreement and complete the merger with KRF3 (items (a) and (b) will be considered one proposal and referred to herein as the "Merger Proposal"). The Merger Proposal is upon the terms and subject to the conditions set forth in the Partnership's Preliminary Proxy Statement filed by the general partners of the Partnership with the Securities and Exchange Commission on March -, 2000 (including all annexes and exhibits thereto, the "Proxy Statement") for the Partnership's special meeting scheduled to be held on , 2000.

         The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to unitholders of the Partnership. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

1.       SUMMARY TERM SHEET.

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer of the Units subject to the Rule 13e-3 transaction is Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, and the principal executive offices of the Partnership are located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

     (b) According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1999, as of such date, there were 25,000 Units of the Partnership outstanding held by approximately 588 holders.

     (c) The Units are not listed or traded on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. However, information regarding certain private transactions is set forth in under the caption "Special Factors--Determination of Merger Price--Recent Unit Sales; Tender Offer" in the Proxy Statement and is incorporated herein by reference.

     (d) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Distributions" of the Proxy Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Market for the Units" of the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) - (b) The information set forth under the captions "Information About the Partnership, Its General Partners and Their Affiliates -- The General Partners" and "Information Concerning the Purchaser and its Affiliates" of the Proxy Statement is incorporated herein by reference.

     (c)(1) The information set forth under the caption "Information Concerning the Partnership, Its General Partners and Their Affiliates--The General Partners" of the Proxy Statement is incorporated herein by reference.

     (c)(2) The information set forth under the caption "Information Concerning the Partnership, Its General Partners and Their Affiliates--The General Partners" of the Proxy Statement is incorporated herein by reference.

     (c)(3) During the last five years, neither Douglas Krupp nor George Krupp has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (c)(4) During the last five years, neither Douglas Krupp nor George Krupp was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c)(5) Messrs. Douglas and George Krupp are both United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1) Not applicable.

     (a)(2) The information set forth under the captions and "Special Factors--Effects of the Transaction" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

     (b) Excluded.

     (c) The information set forth under the caption "Related Agreements" is incorporated herein by reference.

     (d) None.

     (e) None.

     (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)(1)-(a)(2) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth under the captions "Special
Factors--Background of the Mergers; Purpose of the Transaction" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth under the captions "Special
Factors--Background of the Merger; Purpose of the Transaction" and "Related Agreements" is incorporated herein by reference.

     (d) Excluded.

     (e) The information set forth under the captions "Special
Factors--Background of the Merger; Purpose of the Transaction" and "Related Agreements" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) Excluded.

     (b) The information set forth under the captions "Special Factors--Effects of the Transaction," and "The Merger Agreement--The Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

     (c)(1) - (c)(8) The information set forth under the captions "Summary Term Sheet," "Special Factors--Effects of the Transaction," "--Financing of the Merger--Source of Funds," "--Plans or Proposals by Partnership or Affiliates Following the Merger," "The Merger Agreement--The Surviving Entity" and "Information About the Partnership, Its General Partners and Their Affiliates--Distributions" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth under the captions "Summary Term Sheet," "Special Factors-- Background of the Merger; Purpose of the Transaction," "--Alternatives to the Merger," "--Fairness of the Merger," "--Disadvantage and Risks Associated with the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth under the captions "Special Factors --Background of the Merger; Purpose of the Transaction," "--Book Value," "--Effects of the Transaction," "--Plans or Proposals by Partnership or Affiliates Following the Merger" and "--Material Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) and (b) The information set forth under the caption "Special Factors--Fairness of the Merger" and "--Liquidation Analysis; Determination of Merger Price" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth under the caption "The Special Meeting--Votes Required" of the Proxy Statement is incorporated herein by reference.

     (d) No unaffiliated representative has been retained to act solely on behalf of unaffiliated holders of Units for the purpose of negotiating the terms of the Merger Proposal and/or preparing a report concerning the fairness of the Merger Proposal.

     (e) The general partners of the Partnership approved the Merger Proposal. The information set forth under the captions "Special Factors--Conflicts of Interest" and "Information About the Partnership, Its General Partners and Their Affiliates--Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

     (f) The information set forth under the captions "Special
Factors--Recent Unit Sales; Tender Offer" of the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) The Purchaser has not received any report, opinion or Appraisal from an outside party that is materially related to the Merger Proposal.

     (b) and (c) Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under the caption "Special Factors--Financing of the Merger--Source of Funds" of the Proxy Statement is incorporated herein by reference.

     (b) None.

     (c) The information set forth under the caption "Special Factors--Financing of the Merger--Source of Funds" of the Proxy Statement is incorporated herein by reference.

     (d) No loan agreement has yet been entered into.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under the captions "Information About the Partnership, Its General Partners and Their Affiliates--Ownership of the Units," "--Market for the Units" and "Information Concerning the Purchaser and Its Affiliates--Affiliates of the Purchaser" of the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (a)-(c) Excluded.

     (d) The information set forth under the captions "Special
Factors--Financing of the Merger--Source of Funds," "The Special Meeting--Votes Required" and "Related Agreements" of the Proxy Statement is incorporated herein by reference.

     (e) No.

ITEM 13. FINANCIAL STATEMENTS.

     (a) The information set forth under the captions "Selected Financial Data" and "Index to Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) and (b) The information set forth under the captions "Special Factors--Financing of the Merger--Costs Associated with the Merger" and "The Special Meeting--Solicitation Procedures" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

All of the information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16.     EXHIBITS.


EXHIBIT NO.  DESCRIPTION

(a)          Preliminary Proxy Statement (Exhibit A).
(b)          Not applicable.
(c)          Not applicable.
(d)(1)       Voting Agreement, dated January 6, 2000 (Exhibit D-1).*
(d)(2)       Investment Agreement, dated January 6, 2000 (Exhibit D-2).*
(e)          Excluded.
(f)          Not applicable.
(g)          Not applicable.
(h)          Excluded.

------------------------------------
* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of: March 20, 2000

                 Krupp Realty Fund, Ltd. - III

                          By: The Krupp Corporation,
                              a general partner


                              By: /s/ Douglas Krupp
                                  --------------------------
                                  Name:  Douglas Krupp
                                  Title: President and
                                         Co-Chairman of the
                                         Board of Directors

                 KRF3 Acquisition Company, L.L.C.

                          By: KRF Company, L.L.C.,
                              its sole member

                              By: The Krupp Family Limited
                                  Partnership - 94,
                                  its sole member

                                  By: /s/ Douglas Krupp
                                     -------------------------------
                                     Name:  Douglas Krupp
                                     Title: General Partner

                 KRF Company, L.L.C.

                                   By: The Krupp Family Limited
                                       Partnership - 94,
                                       its sole member

                                       By:  /s/ Douglas Krupp
                                          --------------------------
                                          Name:  Douglas Krupp
                                          Title: General Partner

                 The Krupp Family Limited Partnership - 94

                                       By:  /s/ Douglas Krupp
                                          --------------------------
                                          Name:  Douglas Krupp
                                          Title: General Partner


                 The Krupp Corporation


                             By:  /s/ Douglas Krupp
                                  -------------------------
                                   Name:   Douglas Krupp
                                   Title:  President and
                                           Co-Chairman of the
                                           Board of Directors


                 The Krupp Company Limited Partnership - II


                             By:  /s/ Douglas Krupp
                                  -------------------------
                                   Name:   Douglas Krupp
                                   Title:  General Partner



                 /s/ Douglas Krupp
                 ---------------------------
                 Douglas Krupp



                 /s/ George Krupp
                 ---------------------------
                 George Krupp

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

(a)           Preliminary Proxy Statement (Exhibit A).
(b)           Not applicable.
(c)           Not applicable.
(d)(1)        Voting Agreement, dated January 6, 2000 (Exhibit D-1).*
(d)(2)        Investment Agreement, dated January 6, 2000 (Exhibit D-2).*
(e)           Excluded.
(f)           Not applicable.
(g)           Not applicable.
(h)           Excluded.

------------------------------------
* Previously filed.